EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

NINE MONTHS ENDED SEPTEMBER 30, 2021

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of November 10, 2021.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the nine months ended September 30, 2021 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

COMPANY OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's portfolio mainly consists of properties in North America, Latin America, Europe, Turkey, Australia, and Haiti. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX and on the Frankfurt Stock Exchange under the symbol "6E9".

COMPANY STRATEGY

The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's 18-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. EMX has been acquiring royalty and property interests since 2012. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the potential acquisition of producing and pre-production royalties in the base and precious metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities.
  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX is focused on increasing revenue streams from royalties, pre-production, and other cash payments, as well as from strategic investments. This approach provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021 AND SUBSEQUENTLY

Significant Acquisitions

  EMX closed the acquisition of a portfolio of royalty interests and deferred payments from SSR Mining Inc. and certain of its subsidiaries ("SSR Mining") (see EMX news release dated October 21, 2021). The Royalty Portfolio consists of 16 geographically diverse base and precious metals royalties, with four royalty assets at advanced stages of project development, and includes US $18 million in future cash payments. EMX has paid US $33 million in cash and issued 12,323,048 million common shares of the Company valued at US $32.5 million to SSR Mining. SSR Mining now owns an approximate 12% undiluted equity interest in EMX. EMX will also make deferred and contingent payments to SSR Mining of up to US $34 million if certain project advancement milestones are achieved.

  EMX completed the acquisition of an effective 0.418% NSR royalty on the Caserones Copper-Molybdenum Mine (the "Caserones Royalty") located in northern Chile for US$34.1 million in cash (see EMX news release dated September 3, 2021). Caserones is a significant porphyry copper-molybdenum mining operation in a top tier mining jurisdiction.  The Caserones acquisition brings immediate cashflow to EMX's portfolio. Through the quarter end, EMX has realized an initial payment of US $951,000 from the second quarter (i.e., April - June) royalty distributions.

Financial Update

  As at September 30, 2021, EMX ended the quarter with a working capital balance of $13,889,000 including cash and cash equivalents of $46,735,000, investments, strategic investments, and receivables and loan receivables totaling $27,034,000, and debt of $54,134,000.
  To facilitate the Caserones and SSR royalty acquisitions, as well as to supplement working capital, the Company has entered into 3 financing transactions including a US$44,000,000 credit facility with Sprott Private Resource Lending II (Collector), LP, a Vendor-take-back note of US$7.85 million with SSR Mining, and the closing of the first tranche of a private placement for gross proceeds of $20,913,000.
  For the three months ended September 30, 2021, EMX had revenue and other income of $1,504,000. EMX also received or accrued from its effective royalty interest on the Caserones mine its first quarterly payment of approximately US$950,000.
  Royalty generation costs for the three months ended September 30, 2021 totaled $3,882,000 including share-based compensation of $45,000, of which the Company recovered $1,792,000 from partners.
  General and administrative expenses totaled $1,807,000. The increase from Q3-2020 is largely the result of increased due diligence costs related to the Caserones acquisition and other prospective royalty assets.
  For the three months ended September 30, 2021, the Company had a net loss from operations of $10,866,000. In addition to operating items noted above, included in net loss from operations was $759,000 in depletion, depreciation, and direct royalty taxes, and $1,206,000 in share-based compensation. Other items affecting net loss in Q3-2021 include a gain from the Company’s investments in associated entities of $1,138,000 primarily related to its effective royalty interest in the Caserones mine, a fair value loss on investments of $3,731,000, and a foreign exchange gain of $1,301,000. The Company also recorded impairment charges of $4,178,000 including $4,022,000 related to its investment in Rawhide Acquisition Holding LLC ("RAH” or “Rawhide”). The foreign exchange gain was primarily related to the Company holding cash and net assets denominated in US.

Operational Update

EMX's royalty and mineral property portfolio totals over 280 projects on five continents. The following discussion summarizes the work conducted in Q3-2021, as well as subsequent events, by the Company and its partners.

  In North America, EMX received provisional payments of approximately US$641,000 from the sale of 364 gold ounces produced at the Leeville royalty property in Nevada's Northern Carlin Trend. Leeville's Q3 performance ensures that 2021 will be a year of increased payments due to robust production contributions from Carlin East and Four Corners. On the royalty generation front, EMX continued to evaluate and add new gold and copper projects to the portfolio by staking open ground. Partner companies continued to build value in the portfolio with their summer field exploration programs. In particular, partner Ridgeline Minerals' successes at Swift resulted in the Carlin-type gold project being optioned to Nevada Gold mines. Ridgeline also reported additional encouraging drill results from the Selena sediment-hosted silver-gold project.

EMX's royalty and mineral asset portfolio in key mining districts of Ontario and Quebec, including the Red Lake camp, generated $75,000 in cash and fair value equity payments. EMX's initiatives in Canada included staking prospective open ground, as well as expanding land positions at several existing properties.

  In Serbia, Timok operator Zijin Mining Group Co. Ltd. ("Zijin") received the final operating licenses and is in the trial production stage at the Upper Zone copper-gold project which is covered by an EMX 0.5% NSR royalty. The Company filed an amended and restated Technical Report titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" on SEDAR authored by Mineral Resource Management LLC.

  In Fennoscandia, EMX executed an agreement for the sale of its Svärdsjö polymetallic project in Sweden to District Metals Corp. (TSX-V: DMX) for share equity, AAR payments, and retained royalty interests to EMX's benefit. Subsequently EMX executed an option agreement for the sale of five battery metals projects in Sweden to Swedish Nickel Pty. Ltd. for share equity, AAR payments, retained royalty interests in the projects, work commitments and other consideration. As these six new deals were completed, partner companies continued to advance EMX's royalty properties, which included further encouraging results from District's drill program at the Tomtebo polymetallic project in Sweden's Bergslagen mining district.
  In Australia, the Company was granted the Copperhole Creek exploration license in the Georgetown Region of North Queensland. The Copperhole Creek project is available for partnership.

Corporate Update

EMX is monitoring developments regarding the ongoing coronavirus pandemic ("COVID-19"), with a focus on the jurisdictions in which the Company operates. EMX has implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates. EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19 and assess and mitigate the risks to business continuity. Although various levels of restrictions remain in place for some jurisdictions where the Company operates (e.g., travel restrictions, etc.), EMX's field programs are up-and-running with in-country based staff.

OUTLOOK

With the closing of the SSR and Caserones acquisitions, EMX continues to significantly strengthen its global portfolio of royalties. Gediktepe is one of several EMX royalty properties that are expected to commence production during late Q4, 2021 and early 2022. The others include the Timok development project in Serbia, where the Cukaru Peki high grade copper-gold deposit is being put into production by Zijin Mining Group Co. Ltd., and Balya North, a polymetallic Carbonate Replacement Deposit ("CRD") in western Turkey being developed by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş., a private Turkish company.

EMX's Leeville royalty in Nevada has delivered increased cash flows in recent months, with royalty production proceeds now being received from the Four Corners and Carlin East mining areas in addition to other areas on the royalty property. Together with cash flow already being received from its recently purchased Caserones copper-molybdenum royalty in Chile, EMX anticipates a significant increase in royalty revenue in 2022 from multiple assets that span four continents. See the EMX website (www.EMXroyalty.com) for further project and portfolio details.

The SSR royalty portfolio acquisition is an example of EMX's corporate growth strategy, whereby the Company leveraged its in-region expertise to identify opportunities in jurisdictions where EMX already has a strategic presence, and hence a competitive advantage. This approach leads to value creation for the Company as well as synergies with existing EMX initiatives around the world.

Meanwhile the Company’s royalty generation initiatives continued moving forward during Q3, which provides deal flow momentum moving into Q4. EMX partnered six projects in Fennoscandia for retained royalty interests, cash payments, and equity interests while continuing with field programs to add new projects to the royalty generation portfolio. In Australia, despite the challenges of COVID-19 lockdowns, the Company was successful in its efforts to add the Copperhole Creek project to the royalty generation portfolio. In the southwestern U.S., Regional Strategic Alliance (“RSA”) generative funds from South32 paid for identifying new copper projects. Elsewhere, multiple new precious-metals projects were staked by the Company in Idaho and Nevada which are now available for partnership. EMX is steadily building its generative portfolio in key mineral belts of the western U.S., and is now the third largest holder of mineral rights in Arizona and the second largest in Idaho. Fennoscandia, Australia, and the U.S. are stable exploration and mining jurisdictions, and EMX’s royalty generation assets provide prime opportunities for new partnerships.

EMX’s established partner companies continue to add value to the portfolio with encouraging drill results and other important advancements. In Fennoscandia, most notable were District’s drill success at Tomtebo (Norway) and further expansion of PGE-Ni-Cu mineralized zones at the Kaukua South project by Palladium One. In the western U.S. advancements included Ridgeline Minerals’ encouraging drill results from the Selena precious metals project on the Carlin Trend, and a joint venture agreement with Nevada Gold Mines for the Cortez Trend’s Swift gold project. EMX’s partners continued creating value on these assets, as well as others, at no cost to the Company. This trend of ongoing work expenditures is expected to carry forward, if not increase, going into Q4.

The Company will continue to strengthen its balance sheet through increased cashflows from royalties, deferred royalty payments, sale of investments, and other income. As part of this effort to strengthen working capital, in November 2021, the Company completed the first tranche of a $21.45 million private placement by the issuance of 6,337,347 units at $3.30 each for gross proceeds of $20.9 million. Increases to EMX’s treasury will allow it to continue project generation and royalty acquisition activities (See Liquidity and Capital discussions below).

PORTFOLIO REVIEW

EMX's royalty and mineral property portfolio totals over 280 projects on five continents. The following discussions include overviews of the work conducted in Q3 of 2021 (as well as subsequent events) by the Company and its partners. For greater detail on EMX's royalty portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) and Asset Handbook.

SIGNIFICANT ACQUISTIONS

EMX completed two transformational transactions with the purchase of a portfolio of royalties from SSR Mining Inc. and the purchase of an investment which holds the Caserones royalty interest. EMX Capital continues to evaluate new opportunities to further grow shareholder value.

SSR Royalty Portfolio

  EMX closed the acquisition of a portfolio of royalty interests and deferred payments (the "Royalty Portfolio") from SSR Mining Inc. and certain of its subsidiaries ("SSR Mining") (see EMX news release dated October 21, 2021). The Royalty Portfolio consists of 16 geographically diverse base and precious metals royalties, with four royalty assets at advanced stages of project development, and includes US $18 million in future cash payments to be made to the owner of the Royalty Portfolio. EMX has paid US $33 million in cash and issued 12,323,048 common shares of the Company valued at US $32.5 million to SSR Mining. SSR Mining now owns an approximate 12% undiluted equity interest in EMX. EMX will also make deferred and contingent payments to SSR Mining of up to US $34 million if certain project advancement milestones are achieved.

The Royalty Portfolio includes two royalties at Gediktepe in Turkey, which cover assets currently being developed by Lidya Madencilik Sanayi ve Ticaret A.Ş. ("Lidya"), a private Turkish company. These include a 10% NSR royalty on production from an oxide gold-silver deposit and a 2% NSR royalty on the underlying polymetallic volcanogenic massive sulfide ("VMS") mineralization. Lidya expects that initial production from Gediktepe will commence in late 2021. The Royalty Portfolio also includes advanced stage project royalties at Yenipazar (Turkey) and Diablillos (Argentina), with the remaining royalty interests covering both precious and base metals assets in South America, Mexico, the United States (Nevada), and Canada.

The SSR Royalty Portfolio also included a Net Profits Interest ("NPI") royalty at Yenipazar in Turkey, a VMS style deposit being advanced by Virtus Mining Ltd. ("Virtus"), a private Turkish company in which Trafigura Ventures V BV is a 30% interest holder. The Yenipazar NPI is set at 6% until U.S. $165 million in revenues are received by the Company, after which the NPI converts to a 10% interest. Virtus recently updated the feasibility study for Yenipazar and is currently seeking project financing for development of the project.

The VTB Note totals US $7.85 million, bears interest at 10% per annum for the first 180 days and will increase to 13% per annum thereafter. The VTB Note has a maturity date of December 31, 2022. The proceeds of the VTB Note have been utilized for the payment of VAT associated with the sale of the Gediktepe royalty. The VTB Note is unsecured and subordinated to the Sprott Credit Facility which was drawn to help fund the Company's acquisition of the Caserones royalty. The Company will recover the VAT totaling U.S. $7.85 million over a two to three year period as royalty income is earned in Turkey.

The transaction with SSR Mining is expected to provide significant near-term cash flow to the Company and establishes a pipeline of quality royalty assets in well-recognized mineral belts around the world. The Royalty Portfolio acquisition is well aligned with EMX's corporate growth strategy and represents an important step forward in the Company's evolution.

Further details of the commercial terms and Royalty Portfolio descriptions are provided in the Company’s July 29th and October 21st news releases.

Caserones

  EMX completed the acquisition of an effective 0.418% NSR royalty on the Caserones Copper-Molybdenum Mine located in northern Chile for US$34.1 million in cash (see EMX news release dated September 3, 2021). Caserones is a significant porphyry copper-molybdenum mining operation in a top tier mining jurisdiction. The closing took place in two phases (see EMX news releases dated August 23, and September 3, 2021). In completing the Caserones Royalty transaction, EMX has realized immediate cash flow from an initial after-tax payment of approximately US $951,000 from the second quarter (i.e., April - June) royalty distributions (see EMX news release dated September 14, 2021).

To purchase the Caserones Royalty, EMX formed a 50%-50% partnership with Altus Strategies Plc ("Altus", AIM: ALS; TSX Venture: ALTS; OTCQX: ALTUF) to acquire an effective 0.836% NSR royalty for US$68.2 million. EMX and Altus each control an effective 0.418% royalty interest and are each responsible for US$34.1 million of the total purchase price.

The Caserones open pit mine is developed on a porphyry copper-molybdenum deposit in the Atacama Region of the northern Chilean Andean Cordillera. The mine is operated by SCM Minera Lumina Copper Chile SpA, which is indirectly 100% owned by JX Nippon Mining & Metals Corporation. Caserones produces copper and molybdenum concentrates from a conventional crusher and mill and flotation plant, as well as copper cathodes from a dump leach and solvent extraction and electrowinning plant. In 2020 the mine produced 104,917 tonnes of fine copper in concentrate, 2,453 tonnes of fine molybdenum in concentrate, and 22,056 tonnes of fine copper in cathodes. The Caserones open pit has 17 years remaining in its current mine plan, along with excellent exploration potential.

To finance its US$34.1 million portion of the US$68.2 million purchase price, EMX used existing working capital and entered into a Credit Agreement (the "Credit Agreement") with Sprott Private Resource Lending II (Collector), LP ("Sprott"). See liquidity and capital for additional details.

The acquisition of the Caserones Royalty represents another important strategic development for EMX by further enhancing the Company's royalty cash flow and long-term exposure to copper as a key metal for the global economy. Recognition of the opportunity resulted from EMX's ongoing assessment work in the region, and complements the Company's near simultaneous acquisition of the Royalty Portfolio from SSR Mining.

Further details of the commercial terms, Altus partnership, and Caserones Mine description are provided in the Company's August 17th, August 23rd, September 3rd, and September 14th news releases.

North America

United States

EMX's portfolio in the U.S. includes 77 royalty and royalty generation properties in Arizona, Nevada, Utah, Idaho, Wyoming, Oregon, and Alaska. There were 33 royalty properties and projects optioned for an EMX royalty interest, four early exploration stage projects (i.e., not including Designated Projects) being advanced under the South32 Regional Strategic Alliance, and 40 royalty generation properties available for partnership. The Company's work in Q3 concentrated on a) advancing the South32 funded RSA and copper generative programs in the southwestern U.S., b) precious metals focused generative programs and the acquisition of new gold projects by staking open ground in Idaho and Nevada, c) forming new partnerships for available properties, and d) identifying royalty assets for purchase.

  EMX's Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Turf, Carlin East, Four Corners and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture (61.5% - 38.5%, respectively). Leeville provisional royalty payments to EMX totaled approximately US$641 thousand in Q3. Royalty production totaled 364 troy ounces of gold in Q3 that were sourced from the West Leeville (18%), Carlin East (50%), and Four Corners operations (32%).
  EMX's Gold Bar South 1% NSR royalty property, operated by McEwen Mining Inc. (TSX & NYSE: MUX) ("McEwen"), covers a sediment-hosted, oxide gold deposit situated ~5.6 kilometers southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada. McEwen provided a "Q3 2021 Production Results" update, which stated that "The permitting process to access ore at the Gold Bar South (GBS) deposit has progressed well, with authorizations now anticipated to be received in Q4 2021. The company is planning for gold production from GBS in H2 2022" (see McEwen news release dated October 6, 2021). EMX is encouraged by the steady advancement of the GBS royalty property towards mine development.

  EMX has an RSA agreement with South32 USA Exploration Inc. ("South32"), a wholly-owned subsidiary of South32 Limited (see EMX news release dated December 6, 2018). Under the terms of the agreement, in effect until November 2022, South32 is providing annual funding for generative and project work performed by EMX in Arizona, New Mexico, and Utah, but excluding South32's Hermosa project in southern Arizona.

South32 elected EMX's Copper Springs, Jasper Canyon, and Malone projects as Designated Projects in Q1 with the execution of three separate option agreements (see EMX news release dated May 3, 2021). In addition to the Designated Projects, four porphyry-copper early stage exploration projects in Arizona and Utah were also advanced and new generative reconnaissance work conducted under the terms of the RSA highlighting several new areas for potential future acquisition.

During Q3, EMX was principally focused on generative copper field programs to identify new RSA opportunities for acquisition, as well as on advancement of early stage projects and Designated Projects via drill permitting and other activities.

  EMX has 3.25% NSR royalty interests covering Ridgeline Minerals Corp's (TSX-V: RDG) ("Ridgeline") Swift and Selena projects in north-central Nevada. EMX also is a shareholder in Ridgeline as a result of working with Ridgeline during its period as a private company to secure funding and its initial portfolio of projects (see EMX news release dated May 30, 2019).

The Swift Carlin-type gold project is located in Nevada's prolific Cortez District. The 75 square kilometers property is immediately adjacent to the historic Elder Creek gold mine and on trend with the Pipeline, Cortez Hills, and Goldrush deposits which comprise the multi-million ounce Cortez Complex owned by NGM and Barrick. In Q3, Ridgeline expanded the Swift land position by approximately 50% after adding 6,439 acres of BLM lode claims (which are covered by EMX's royalty AOI) to cover the Mill Creek and Goat Anticline targets (see Ridgeline news release dated July 8, 2021). Ridgeline subsequently announced that it had optioned the Swift project to NGM, whereby NGM can incur a minimum of US $20 million (of which US $4 million is guaranteed) in qualifying work expenditures over an initial five-year term to earn a 60% interest in Swift, and will have further options to increase its interest to a total of 75% (see Ridgeline news release dated September 22, 2021). NGM has assumed operatorship of the project.

The Selena royalty property is a sediment-hosted silver-gold project located along the southern extent of Nevada's Carlin Trend. Ridgeline commenced a 3,500 meter Phase IV drill program in Q2 (see Ridgeline news release dated May 3, 2021). The last group of results reported from the program included hole SE21-027 with 3.0 meters averaging 59.8 g/t silver, 0.02 g/t gold, 0.7% lead and 0.03% zinc starting at 143.6 meters (see Ridgeline news release dated July 21, 2021). This intercept is first on the property at the contact of the Chainman Shale and Joanna Limestone, which is known as an important host to gold mineralization in the region. SE21-027 also intersected a deeper, high grade interval hosted in the Chainman Shale of 4.6 meters averaging 156.7 g/t silver, 0.52 g/t gold, 1.2% lead and 1.3% zinc starting at 367.4 meters. True widths are estimated at 80-90% of drilled intercepts.

  EMX has two Idaho gold projects optioned under separate agreements to Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. (CSE: GL; FWB: 2BC) ("Gold Lion") (see EMX news release dated April 7, 2020). The agreements provide for share and cash payments to EMX, as well as work commitments during Gold Lion's earn-in period, and upon earn-in, a 3.5% NSR royalty, AAR payments, and milestone payments. The two projects, Erickson Ridge and South Orogrande, are located in the greater Elk City mining district of north-central Idaho.

During Q3, Gold Lion’s exploration programs in Idaho were curtailed due to wildfire evacuations at South Orogrande and pending drill permits at Erickson Ridge. As a subsequent event, Gold Lion announced that restrictions had been lifted at South Orogrande and a core rig had been mobilized for a three hole reconnaissance program (see Gold Lion news release dated October 4, 2021).

The Robber Gulch project, in south-eastern Idaho, was returned to EMX during the reporting period so that Gold Lion could focus its resources at South Orogrande and Erickson Ridge. At Robber Gulch, Gold Lion had drilled Carlin-style gold mineralization exposed in "windows" through post-mineral volcanic cover rocks. Reverse circulation drill results included RG-RC-21-02 which intersected 30.5 meters of stratabound oxide gold mineralization averaging 0.30 g/t Au from surface, and RG-RC-21-03 which intersected 12.2 meters of 0.65 g/t Au beginning at surface within the project’s Raider Zone (true widths unknown) (see Gold Lion news release dated April 28, 2021). Robber Gulch is now 100% controlled by EMX and available for partnership.

  EMX has a substantial portfolio of royalty properties in Alaska's Goodpaster mining district, which hosts Northern Star Resources Ltd.'s Pogo high-grade gold mining operation. EMX acquired the royalties in 2019 from Millrock Resources Inc. (TSX-V: MRO) ("Millrock") and Corvus Gold Inc. (TSX: COR) ("Corvus") (see EMX news releases dated April 24, 2019 and May 21, 2019, respectively).

Millrock entered into a definitive agreement with Resolution Minerals Ltd. ("Resolution") to fund US$5 million in exploration at its 64North Gold Project (previously named the Goodpaster Project) (see Millrock news release dated February 4, 2020), which is largely covered by EMX royalty interests. Earlier in 2021, Millrock announced that Resolution had completed the requirements to earn its initial 30% interest in the 64North project (see Millrock news release dated January 27, 2021).

During Q3, Resolution reported that it had received assay results from a recently completed, shallow, reverse circulation drill program conducted at the East Pogo block of the project. A total of 1,663 meters were drilled in 12 holes. No significant gold intercepts were reported, but the drilling did encounter pathfinder element signatures in a target area measuring 1,600 meters by 2,000 meters (see Millrock news release dated August 5, 2021). Resolution is considering follow-up drilling with a core rig to test a CSAMT target below the pathfinder geochemical anomaly.

  EMX continued evaluating royalty generation and acquisition opportunities in the western U.S. The generative work focused on gold opportunities in Nevada and Idaho, and porphyry copper targets in Arizona, New Mexico, and Utah.

Canada

EMX has established a significant royalty and property portfolio in Ontario and Quebec totaling over 185,000 hectares, which is in addition to the Pyramid royalty property in British Columbia. These properties provide the Company with upside optionality in premier Canadian mining districts that continue to have increased levels of exploration and development activity.

The majority of EMX's portfolio in Ontario and Quebec is under option or royalty agreements, providing the Company with a steady source of pre-production cash flow. For the three months ended September 30, 2021, the portfolio generated $75,000 in payments including the fair value of equity payments received. The Perry English Portfolio (see EMX news release dated July 7, 2020) covers prospective exploration ground in Canada's Superior Province, which hosts several highly productive mining camps, including the Red Lake district. The Frontline Portfolio (see EMX news release dated December 8, 2020) covers four properties in the heart of the Red Lake mining district, all of which are currently optioned to, or operated by, Pacton Gold Inc. (TSX-V: PAC). EMX's focus on the Red Lake district highlights an investment strategy aimed at one of Canada's most active mining camps, which is undergoing exploration activity on, and around, many of EMX's royalty properties.

EMX's royalty generation initiatives during Q3 resulted in the acquisition of two new properties through staking and expanded positions at existing properties.

Latin America

In addition to the recent acquisitions of the Royalty Portfolio from SSR Mining and the Caserones royalty (see discussion under EMX Capital) the Company holds NSR royalty interests covering 18 exploration properties located in key metallogenic belts of northern Chile. The portfolio consists of porphyry copper, IOCG (iron-oxide-copper-gold), manto, and epithermal gold-silver projects. Eight copper projects are held by Pampa Metals Corporation (CSE: PM) ("Pampa") and are covered by EMX 1% NSR royalty interests (i.e., Arrieros, Block 2, Block 3, Block 4, Redondo-Veronica, Cerro Blanco, Cerro Buenos Aires and Morros Blancos). Five of EMX's royalty properties, with NSR royalties of 0.5% to 1%, are controlled by Austral Gold Limited (ASX: AGD; TSX-V: AGLD) ("Austral") (i.e., San Guillermo, Reprado, Limbo, Magallanes, and Victoria Sur). The remaining five properties in EMX's portfolio, with NSR royalties of 1% to 2%, are controlled by other companies (i.e., Victoria Norte - Hochschild, Kolla Kananchiari - Masglas America and San Valentino, T4 and Las Animas - Atacama Copper).

  Pampa's work during Q3 included:
  completion of a seven hole, 1,956 meter RC drill program that at the Redondo-Veronica project, with results permissive for potentially deep porphyry copper mineralization at two of the three targets tested (see Pampa news releases dated July 29, and September 28, 2021), completion of nine hole, 2,738 meter RC drill program at the Cerros Buenos Aires project with results from the Cerro Chiquitin target indicative of a concealed porphyry system (see Pampa news release dated September 15, 2021), executing an option agreement with Austral for Pampa's Morros Blancos project. Subsequently, Austral commenced exploration activities at the project (see Pampa news release dated August 11, 2021), and executing an option agreement with Austral for Pampa's Cerro Blanco project (see Pampa news release dated July 28,2021).

Europe

Serbia

The Company has royalties on three properties in eastern Serbia's Timok Magmatic Belt. These royalty interests include an uncapped 0.5% NSR royalty on the Timok Project's Brestovać license covering the Čukaru Peki Upper Zone copper-gold development project and the Lower Zone porphyry copper-gold resource project. Zijin controls 100% of the Timok Project.

In Q3, EMX filed on SEDAR an amended and restated Technical Report titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" dated July 21, 2021 and with an effective date of December 31, 2020 prepared by Mineral Resource Management LLC (see EMX news release dated August 3, 2021). The amended and restated Timok Technical Report: a) restates the Timok Project resources and reserves for the Upper Zone and the resources for the Lower Zone as adopted from public disclosures by Zijin, which is the current owner and operator of the Timok Project. Zijin's Timok Project resources and reserves, disclosed in its 2020 Annual Report, have been conformed to the requirements of NI 43-101 and are materially identical to those of the previous operator Nevsun, which were referenced in the original Report; and b) removes the discussion of EMX's Brestovać West and Durlan Potok royalty properties from the section of the original Report entitled "Adjacent Properties" to comply with the requirements of NI 43-101. The discussion of these two royalty properties has been moved to the "Property Description and Location" section of the amended and restated Technical Report to accompany the discussion of the Brestovać royalty property.

As a subsequent event, with respect to the Upper Zone, Zijin stated in a news release dated October 23, 2021 that commercial production has commenced at Čukaru Peki: "The first sections to be mined involve an ultra-high grade orebody. The upper zone is expected to produce 91,400 tonnes of copper and 2.5 tonnes of gold per annum, with an annual peak output of 135,000 tonnes of copper and 6.1 tonnes of gold.". In addition to the Upper Zone, Čukaru Peki also hosts the underlying Lower Zone porphyry copper-gold resource project, which provides substantial exploration upside to EMX's Timok royalty asset.

EMX has requested, but has not been provided, the supporting data and information used for Zijin's Timok Project disclosures, nor does EMX have access to the properties. As a result, EMX has not been able to independently verify the technical information regarding Zijin's disclosures on the Timok Project, but EMX does consider that such information to be reliable and relevant in all material respects.

Fennoscandia

The Company's portfolio in Fennoscandia totals 65 royalty and royalty generation projects totaling over 800,00 hectares, the majority of which are being advanced by partner companies. For many partnered projects, EMX has been providing technical and field support on a 100% reimbursed basis. EMX partnered six projects during Q3, while continuing to conduct royalty generation field programs during Q3 to add new projects to the portfolio.

  EMX executed an option agreement for the sale of five battery metals projects in Sweden to Swedish Nickel Pty. Ltd., a wholly owned subsidiary of Bayrock Resources Limited ("Bayrock") (see EMX news release dated August 30, 2021). Bayrock is an Australian unlisted public company with a pre-existing nickel mining asset in Sweden. The agreement provides EMX with up to a 6% equity interest in Bayrock, AAR payments, 3% NSR royalty interests in the projects, work commitments and other consideration.

The five projects are located in northeastern Sweden in the Fennoscandian Shield, which is host to numerous nickel deposits in Sweden, Finland, and western Russia. The projects each contain drill-defined zones of nickel-copper sulfide mineralization developed in, and around, mafic to ultramafic intrusions (magmatic sulfide-style mineralization). These zones of mineralization are also variably enriched in cobalt and platinum-group-elements (PGE), key metals used in current battery technologies. Most of the projects' occurrences and deposits were discovered in the 1970's and 1980's, with only limited and incomplete histories of follow-up exploration.

  EMX executed an agreement to sell its Svärdsjö polymetallic project in Sweden to District Metals Corp. (TSX-V: DMX) ("District") (see EMX news release dated July 22, 2021). The agreement provides the Company with additional share equity in District (bringing EMX's ownership of District back up to 9.9%), AAR payments, a 2.5% NSR royalty interest in the project, and other consideration. As a subsequent event, the sale was completed in early October (see District news release dated October 6, 2021).

The Svärdsjö project is located in the Bergslagen mining region of southern Sweden, near District's Tomtebo and Trollberget polymetallic VMS projects, which are also EMX royalty properties. The project hosts multiple zones of polymetallic (copper-zinc-lead-silver-gold) VMS and carbonate replacement style mineralization. Svärdsjö has been the site of historical mining activity for over 500 years, with production continuing through to 1989.

  In 2019, EMX sold five gold projects in the "Gold Line" metallogenic belt in Sweden (4 projects) and the Skellefteå Belt (1 project) of north-central Sweden to Gold Line Resources Ltd. (TSX-V: GLDL) ("Gold Line") (see EMX news release dated April 4, 2019). The agreement provided EMX with an initial 9.9% interest in Gold Line, advance royalty payments, and 3% NSR royalty interests in the projects.

In Q3, Gold Line announced that its base of till/top of bedrock (BoT/ToB) shallow drill sampling program and UAV (drone) magnetic survey at the Storjuktan project had confirmed the extension of gold mineralization (including a sample of 1.27 g/t gold in bedrock) concealed beneath glacial cover along strike from the Långtjärn target (see Gold Line news release dated August 10, 2021). The results from these programs will be used to define targets for follow-up diamond drill testing.

As a subsequent event, Gold Line announced results from its BoT/ToB drilling program at the Paubäcken project (see Gold Line news release dated October 21, 2021). The program tested previously unexplored areas for gold mineralization, either in the glacial till materials or in the underlying bedrock. The results included a 3-meter bedrock sample returning 3.9 g/t gold at the Aida target, demonstrating the presence of previously unrecognized bedrock-hosted gold mineralization in the area. As a follow-up to these results, Gold Line is currently drilling additional BoT/ToB holes and diamond drill holes in the area (see Gold Line news releases dated October 21, 2021 and November 4, 2021).

As a subsequent event, Gold Line closed a non-brokered private placement for aggregate gross proceeds of CAD $1,344,000. Gold Line intends to use the proceeds to advance drilling and other exploration activities and for general working capital purposes.

  In 2020, EMX sold the Tomtebo and Trollberget polymetallic projects in the Bergslagen mining region of Sweden to District for an initial 9.9% equity interest in District, AAR payments, 2.5% NSR royalty interests in the projects, and other consideration to EMX's benefit (see EMX new release dated February 28, 2020 and District news release dated June 30, 2020).

In Q3, District reported on the last holes of its Phase I diamond drill program from the Tomtebo historical mine area.

- Drill hole TOM21-004 encountered strong zinc-lead-silver dominant mineralization (Garpenberg-style) at the Oscarsgruvan zone, including an intercept of 6.5 meters (198.9 to 205.4 m) averaging 3.8% Zn, 2.2% Pb, 46.7 g/t Ag, 0.4 g/t Au, and 0.2% Cu. Holes TOM21-005 to -012 encountered variable grades and widths of zinc-lead-silver and copper-gold dominant mineralization (VMS-style) at the Steffenburgs zone (see District news release dated July 5, 2021).  True widths are unknown.

- Drill holes TOM21-017 and -018 were drilled west of and below historical open pits where copper sulphides were mined from the Gårdsgruvans zone. Hole TOM21-017 intersected multiple vein networks of copper-rich sulphides within strongly altered felsic volcanic rocks including: a) 16.2 meters (206.8-223.0 m) averaging 0.57% Cu, 0.20 g/t Au, and 6.0 g/t Ag and b) 5.1 meters (278.1-283.2 m) averaging 1.3% Cu, 0.58 g/t Au, 38.9 g/t Ag, 0.63% Zn, and 0.75% Pb, as well as c) three other significant polymetallic intercepts (see District news release dated September 7, 2021). The Rödbergsgruvan zone was drilled with the strongest mineralization encountered in TOM21-019 as disseminated, vein/stringer, and semi-massive copper sulphides including 9.8 meters (69.5-79.3 m) averaging 1.06% Cu, 0.61 g/t Au, 23.8 g/t Ag, 0.59% Zn, and 0.37% Pb. True widths are unknown.

As a subsequent event, District announced commencement of a 5,000 meter Phase II core drilling program to follow-up on the encouraging results from Phase I (see District news release dated October 7, 2021).

  EMX acquired a 2% NSR royalty in 2020 on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland (the "Kaukua Royalty") from Akkerman Exploration B.V. ("Akkerman"), a private Netherlands company (see EMX news release dated February 25, 2020). The Kaukua deposit is being advanced by Palladium One Mining Inc. (TSX-V: PDM) ("Palladium One"), as part of its Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of EMX's NSR royalty is uncapped and cannot be purchased.

In Q3, Palladium One continued with successful drilling and geophysical programs at the LK project's Kaukua South zone, extending the mineralized zones and identifying new targets. Drill results included hole LK21-081 which intersected 112 meters (starting at 171.5 m) of 0.93 g/t Pd, 0.33 g/t Pt, 0.10 g/t Au, 0.16% Cu, 0.16% Ni and 78 ppm Co (true widths unknown) (see Palladium One news release dated September 23, 2021). In addition, down plunge drilling expanded higher grade core zones of mineralization to depth.

  EMX optioned a group of eight exploration licenses located in the southern extension of the "Gold Line" belt in Sweden and the Løkken and Kjøli polymetallic projects in Norway to Capella Minerals Limited (TSX-V: CMIL) ("Capella") in 2020 for cash payments, an equity interest in Capella and work commitments (see EMX news release dated August 11, 2020). Upon Capella's earn-in for 100% control of the projects, the Company will receive 2.5% NSR royalty interests in the projects, AAR and milestone payments, additional shares of Capella, and other consideration to EMX's benefit.

In Q3, Capella provided an update on auger drilling and regional reconnaissance activities at the Southern Gold Line Project (see Capella news release dated July 12, 2021). Auger drilling at the project's southernmost license was focused on establishing geochemical vectors to determine the source of gold-bearing boulders identified on surface, while the remainder of the 500 square kilometer property was being evaluated with regional geochemical surveys and mapping programs.

  Playfair Mining Ltd. (TSX.V: PLY) ("Playfair") optioned the Røstvangen and Vakkerlien copper-nickel-cobalt properties in Norway from EMX in 2019 (see EMX News release dated March 4, 2019), and in 2020 exercised the option to acquire 100% interest in both projects (see Playfair news release dated July 13, 2020) by issuing an additional 3 million Playfair shares to EMX, with the Company retaining 3% NSR royalty interests in the properties. Playfair has the option to buy back up to 1% of the royalties for $3 million within five years. The Røstvangen and Vakkerlien properties are included as part of Playfair's RKV project.

In Q3, Playfair commenced a core drilling program at the Rødalen copper target, the first of seven drill targets delineated by Playfair at the RKV project. Rødalen is less than 350 meters east of the historical Rødalen copper mine which was exploited from 1750 to 1810 (see Playfair news release dated September 27, 2021).

  EMX has a 3% NSR on the Gumsberg VMS project in Sweden's Bergslagen mining district operated by Norden Crown Metals Corp. ("Norden") (TSX-V: NOCR). In Q3 Norden commenced mapping, sampling, and geophysical field programs to refine targets identified from previous exploration drilling which included an intercept of 13.6 meters (134.9 - 148.5 m) of 6.05% Zn, 1.39% Pb, and 43.2 g/t silver at the Fredriksson Gruva historical mine (true width unknown) (see Norden news release dated July 26, 2021).

EMX also has a 3% NSR royalty interest covering Norden's Burfjord copper-gold project in Norway. Norden commenced field programs consisting of mapping, prospecting, sampling, airborne geophysics and a ~2,500 meter diamond drill program to follow-up on previous exploration results that included a drill intercept of 32 meters averaging 0.56% Cu and 0.26 g/t Au below a cluster of historical mine workings (true width estimated at 85-100% of reported interval length) (see Norden news releases dated August 2, and August 23, 2021).

  EMX has an amended option agreement with Sienna Resources Inc. (TSX-V: SIE) ("Sienna") that covers the Bleka and Vekselmyr gold projects in southern Norway, whereby Sienna entered a two year option period to acquire 100% interest in the projects by satisfying work commitments and making cash and equity payments to EMX, with EMX retaining 3% NSR royalty interests in the projects upon Sienna's earn-in (see EMX news release dated August 27, 2020). Bleka is the site of historical mining and gold production from high-grade gold veins, and at Vekselmyr outcropping orogenic-style gold veins have been documented.

In Q3, Sienna announced the results of its Bleka drill program, which consisted of seven holes totaling 1,474 meters drilled at the "Main Vein" target (6 holes) that is along strike from the historical Bleka mine and at the Espelid target (1 hole) (see Sienna news release dated August 31, 2021). The Main Vein drilling confirmed extensions of the vein systems along strike and at depth, and intersected multiple quartz veins with pervasive quartz-albite alteration halos and elevated gold and copper values.

Sienna also has a two year option period to acquire EMX's Kuusamo battery metals project in Finland in exchange for a 3% NSR royalty, satisfying work commitments, and making payments of cash and equity to EMX (see EMX news release dated May 25, 2020). The Kuusamo Ni-Cu-Co-PGE project is comprised of two exploration "reservation" properties located adjacent to, and near, EMX's Kaukua PGE royalty property in Finland. Both the Kuusamo and Kaukua properties have Ni-Cu-Co-PGE enriched sulfide horizons near the base of the Koillismaa Layered Igneous Complex ("KLIC"). In Q3, Sienna conducted a high-resolution UAV (drone) magnetic survey that resulted in the identification of multiple geophysical targets for follow-up (see Sienna news release dated August 9, 2021).

  EMX continued to pursue new generative and acquisition opportunities in Fennoscandia, with an emphasis on orogenic lode/intrusion-related gold, polymetallic VMS/CRD deposits, and battery metal/PGE assets. The Company is seeking partners for its available royalty generation properties.

Turkey

In addition to the recent Turkish royalty acquisitions from SSR Mining (see discussion under EMX Capital) the Company holds interests in eight properties in Turkey's Western Anatolia and Eastern Pontides mineral belts, six of which are being advanced by Turkish companies. The Company continues to work closely with its Turkish partners and retains Dama Engineering Inc. ("Dama"), a Turkish mining engineering company based in Ankara, to assist with the management of EMX's interests in Turkey.

  The Balya royalty property is located in the historic Balya lead-zinc-silver mining district of northwestern Turkey. EMX holds an uncapped 4% NSR royalty on Balya, which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company (see EMX news release dated January 7, 2020). Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya royalty property. The Company's royalty agreement with Esan provides for the blending and processing of mineralized materials mined from EMX's royalty property with those mined from the Esan property.

During Q3, EMX conducted a site visit to the Balya North development project (previously known as Hastanetepe). Esan's underground development and drill programs at Balya North are ongoing. Based upon EMX's review, initial underground production is not likely to occur in Q4 as originally forecast by Esan, but instead sometime in early 2022.

  The Company sold the Alanköy and Trab-23 gold-copper projects to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately owned Turkish Company (see EMX news release dated September 25, 2019) for a 2.5% NSR royalty on each project, as well as AAR payments and other consideration. Kar declared force majeure on the projects in 2020 due to the impacts of COVID-19.

Kar advised that it had completed a twelve hole shallow drill program at Alanköy. Assay results are pending. Kar has also advised that it is in the process of returning the Trab-23 project to EMX.

Australia

The Company's portfolio in Australia consists of the Koonenberry royalty property, the Queensland Gold project, which was partnered in 2020, the Yarrol and Mt Steadman intrusion-related gold system ("IRGS") projects which are available for partnership, and the newly granted Copperhole Creek project which is also available for partnership. Field activities in Q3 were limited due to COVID-19 restrictions.

  EMX was granted the Copperhole Creek exploration license in the Georgetown Region of North Queensland. The project covers 125 square kilometers and hosts occurrences of "high grade" copper fissure veins likely a result of Proterozoic intrusions and Permian-age greisen vein related Sn-Mo-Cu mineralization. The Copperhole Creek project is available for partnership.
  EMX has a 3% royalty covering the Koonenberry gold project in New South Wales, where alluvial, elluvial, and "reef" (bedrock) gold occurrences have been recognized along the Koonenberry fault zone (see EMX news release dated September 19, 2017). The operator of the Koonenberry project, Koonenberry Gold Pty Ltd (ASX: KNB), raised AUS $8M in capital and gained a listing on the ASX exchange in Q3 (see KNB news release dated September 28, 2021). Koonenberry is KNB's sole project, and post-IPO KNB is re-initiating its field programs to delineate and drill test priority targets.
  The Company optioned the Queensland Gold project in east-Central Queensland to Many Peaks Gold Pty Ltd. ("MPL"), a private Australian company in 2020 (see EMX news release dated September 8, 2020). The agreement provides for cash payments to EMX and work commitments during a one-year option period, and upon MPL's earn-in for 100% project interest, additional cash and/or share payments, pre-production payments, a retained 2.5% NSR royalty interest and other consideration to EMX's benefit.

The Queensland Gold property represents one of EMX's largest royalty properties by area, covering multiple exploration targets with styles of mineralization that include IRGS, skarn, reef-type veins, and sediment hosted copper-silver mineralization. The project has been the site of historical mining and exploration activities for over a century. MPL conducted geochemical sampling during Q3 to meet statutory requirements and commissioned an Independent Geologist's Report in preparation for filing a prospectus.

  Yarrol and Mt. Steadman are IRGS projects located to the south of EMX's Queensland Gold property. Historical exploration at Yarrol yielded gold mineralized drill intercepts, multiple surface geochemical anomalies, and a series of untested magnetic features that may represent concealed diorite-hosted gold targets at depth. Mt Steadman's historical gold production dates from the 1880's onward from the Chowey Goldfields, and is along the trend of the Perry Fault at the Venus, London and Steadman mines. During Q3, EMX continued with historical data compilations and reviews. Yarrol and Mt Steadman both contain historical gold resources, and both projects are available for partnership.

Strategic Investments

The Company has strategic investments in companies with under-valued mineral assets that have upside exploration or development potential. Strategic investments serve as a complement to EMX's royalty and royalty generation business initiatives.

  The Company is a strategic investor in Ensero Holdings, Inc. ("Ensero"), a privately-held Delaware corporation (see EMX news release dated February 18, 2020). Ensero is an environmental consulting practice focused on mine reclamation in the United States and Canada. EMX's investment in Ensero provides for near-term quarterly cash flow to the Company from dividend and other payments, as well as a 7.5% equity position. The investment also establishes the basis for a strategic alliance that has the potential to unlock the value of legacy mining properties through remediation and reclamation in advance of eventual sale as an asset for exploration or development.

During Q3, EMX received $79,000 (US$54,000) in quarterly dividend payments from Ensero. EMX and Ensero continued to evaluate opportunities in North America under the EMX-Ensero strategic alliance.

  As at September 30, 2021 the Company has a 35.44% equity interest in Rawhide Acquisition Holding LLC ("RAH" or "Rawhide"), a privately-held Delaware company that owns the Rawhide gold-silver mining operation in Nevada's Walker Lane Belt.  The Rawhide mine is an open pit heap leaching operation that produces and sells gold and silver doré.

Production in Q3 was sourced from the Regent open pit. RAH advised EMX that 7,163 ounces of gold and 29,270 ounces of silver were sold at average prices of US$1,626/oz gold and US$25.28/oz silver. This yielded US$12.4 million in total revenue, which after costs and deductions, resulted in a net loss before tax to RAH. Consequently, EMX and the other RAH members did not receive Q3 ordinary dividend or other payments.

During 2021, RAH completed two private placements at valuations less than the Company’s investment cost. As such, during the current period the Company determined its investment in RAH was impaired and recognized an impairment charge of $4,022,000. The adjustment to the carrying value of RAH was based on the valuation and related subscription price used in RAH’s most recent financing.

During Q3 RAH:

a) completed infill and step-out reverse circulation drilling at Regent, the historical Rawhide open pits, and adjacent satellite prospects. The results largely confirmed the gold-silver mineralization already included in the current Regent mine plan, and did not delineate near-term mineable oxide mineralization left in the historical open pits. Drilling at the step-out targets confirmed a priority exploration target south of the historical open pits;

b) completed drilling and sampling, and initiated metallurgical testing to characterize open pit back fill material as potential sources for near term processing; and

c) completed core drilling beneath the historical Rawhide open pit to obtain mineralized sulfide material for metallurgical testwork.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, South America, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Serbia, Fennoscandia, Turkey, Australia, and EMX Capital.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2021

The net loss for the three months ended September 30, 2021 (“Q3-2021”) was $10,866,000 compared to a net loss of $913,000 for the comparative period (“Q3-2020”). The net loss for Q3-2021 was made up of revenues of $1,504,000 (Q3-2020 - $1,261,000), costs and expenses, including royalty generation costs totaling $5,862,000 (Q3-2020 - $3,778,000), and losses from other items totaling $6,508,000 (Q3-2020 – income of $1,604,000). Significant components of other income and losses include a loss in fair value changes of certain financial instruments of $3,731,000 (Q3-2020 - gain of $2,457,000), equity income from the Company’s investments in associated entities of $1,138,000 (Q3-2020 - $Nil), impairment charges of $4,178,000 (Q3-2020 - $Nil), finance charges and other expenses totaling $1,038,000 (Q3-2020 - $Nil) and a foreign exchange gain of $1,301,000 (Q3-2020 loss - $970,000). As a significant component of the Company’s assets and liabilities are held in $US, foreign exchange adjustments can be significant from one period to the next.

Revenues and other income

The Company earns various sources of revenue including royalty revenue, option revenue earned from mineral property agreements including operator fees on managed projects, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.

During the three months ended September 30, 2021 and 2020, the Company had the following sources of revenues:

In Thousands of Dollars
Revenue and other income	Three months ended
	September 30, 2021	September 30, 2020
Royalty revenue	$883	$352
Interest income	368	424
Option and other property income	253	463
Dividend Income	-	22
	$1,504	$1,261

In Q3-2021, the Company earned $883,000 (Q3-2020 - $352,000) of royalty income. This included royalty income earned for approximately 364 (Q3-2020 - 156) ounces of gold from the Leeville royalty interest and other pre-production amounts received including AMRs on properties in Turkey. The increase compared to the three months ended September 30, 2020, was mainly the result of an increase in production ounces received in the current period and the result of timing of certain AMR’s received which can fluctuate from period to period.  In Q3-2021, the average realized gold price for the Leeville royalty was US$ 1,787 (Q3-2020 - US$ 1,912) per ounce. Gold tax and depletion of $749,000 (Q3-2020 - $22,000) is applied against royalty income from the Leeville complex and included in costs and expenses.

Net royalty income from the Leeville royalty will fluctuate as result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the Leeville royalty being paid in United States dollars ("USD"). Timing of additional AMR's related to other projects and included in royalty income can also fluctuate.

Interest income was earned on the cash balances the Company holds, a note receivable, and interest accretion on the Ensero investment.

Option and other property income for the three month period was $253,000 which was the result of an operator and management fees earned from partners in Europe and the US, as well as execution payments and proceeds on the sale and formation of additional royalty generation agreements. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds.  Further, anti-dilution provisions in property agreements provide for additional equity received and were included in option and other property income. For the three-month period ended September 30, 2021, included in option and other property income was $219,000 related to cash payments received from option agreements. As with AMR's, other income from property agreements including staged option payments, operator and management fees, and execution payments can fluctuate from period to period depending on the structure of the agreement.

Cost and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and the advancement of projects, as well as marketing and communications.  Included in these costs is general and administrative costs for the three months ended September 30, 2021 and 2020 comprised of the following:

In Thousands of Dollars
General and administrative expenses	Three months ended
	September 30, 2021	September 30, 2020
Salaries, consultants, and benefits	$774	$479
Professional fees	523	228
Investor relations and shareholder information	193	183
Transfer agent and filing fees	39	118
Administrative and office	266	247
Travel	12	14
	$1,807	$1,269

General and administrative expenses ("G&A") of $1,807,000 were incurred compared to $1,269,000 in Q3-2020. Many general and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in Q3-2021 compared to Q3-2020 are related to:

  Salaries and consultants increased in Q3-2021 by $295,000 compared to Q3-2020 primarily resulting from increased services and due diligence provided by consultants and new employees.
  Professional fees increased in Q3-2021 by $295,000 compared to Q3-2020 resulting from the due diligence of prospective royalty assets as well as the acquisition of the Caserones royalty interest.

  Other costs remained comparable to Q3 of the previous year.

It should be noted that many of our personnel and professional expenditures companywide are denominated in USD and an increase or decrease in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Net Royalty generation costs decreased from $2,464,000 in Q3-2020 to $2,090,000 in Q3-2021. This is a result of a decrease in expenditures from $5,838,000 in Q3-2020 to $3,882,000 in Q3-2021 offset with a decrease in recoveries from partners from $3,374,000 in Q3-2020 to $1,792,000 in Q3-2021. Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. Royalty generation costs are expected to be higher for the current year as COVID-19 restrictions were lifted as compared to fiscal 2020. See the highlights, royalty and project review sections for current activities.

Share-based Payments

In Q3-2021 the Company recorded a total of $1,206,000 in share-based payments compared to $14,000 in Q3-2020.  The aggregate share-based payments relate to the fair value of stock options and RSU's vested during the period and the fair value of incentive stock grants. Of the total share-based compensation, $45,000 (Q3-2020 - $Nil) was included in royalty generation costs. Timing of share-based payments can fluctuate. The increase in Q3-2021 compared to Q3-2020 was the result of an increase in fair value of stock options granted in the period compared to Q3-2020.

Other

  During the three months ended September 30, 2021, the Company had an unrealized loss of $3,731,000 (Q3-2020 - gain of $2,457,000) related to the fair value adjustments of certain financial instruments. The unrealized loss in the current period can be primarily attributed to an overall weaker market performance of investments relative to the sustained strength which occurred in 2020.
  In Q3-2021, the Company incurred a foreign exchange gain of $1,301,000 compared to a foreign exchange loss of $970,000 in Q3-2020. This was primarily related to the Company holding significant USD cash balances and net assets and the increase in the value of the USD compared to the Canadian dollar over the period.
  For the three months ended September 30, 2021, the Company recognized $1,138,000 (2020 - $Nil) in income related to its equity investments in associated entities, which included $19,000 for the investment in Rawhide and $1,119,000 for its share of income earned in SLM California pertaining to the Caserones Royalty.
  In Q3-2021, the Company recognized impairment charges totaling $4,178,000 (2020 - $Nil)  related to it’s investment in Rawhide and Lower Detour property option agreement included as part of the Perry Portfolio in Canada.
  In Q3-2021, the Company incurred finance charges and other expenses totaling $1,038,000 (Q3-2020 - $Nil), of which $788,000 related to effective interest on the credit facility the Company signed with Sprott during the period and $250,000 which related to stamp duties paid on the acquisition of Caserones.

Nine months ended September 30, 2021

The net loss for the nine months ended September 30, 2021 ("current period") was $18,868,000 compared to $2,074,000 for the prior year's comparative period ("prior period"). The loss for the current period was made up of revenues of $7,057,000 (2020 - $4,362,000), costs and expenses totaling $16,102,000 (2020 - $13,339,000), and losses from other items of $9,923,000 (2020 - income of $6,903,000).

The significant items to note for the current period compared to the prior period are consistent with the significant items for Q3-2021 and Q3-2020 quarterly discussion.  In addition, some items to note were as follows:

  The Company earned $1,559,000 (2020 - $991,000) of royalty income. This included income earned for 594 (2020 - 404) ounces of gold from the Leeville royalty interest, offset by gold tax and depletion of $1,252,000 (2020 - $747,000). The increase in royalty income was mainly due to an increase in production ounces received. In the current period the average realized gold price was US$1,800 per ounce compared to US$1,739 for 2020.
  The Company granted 1,801,500 stock options and 470,000 restricted shares units ("RSU"), as well as settled 312,500 RSU's from the 2018 RSU grant for aggregate share-based payments of $4,651,000 (2020 - $2,636,000) as they relate to the fair value of stock options and RSU's vested during the period, the fair value of incentive stock grants, and the fair value of share based compensation settled in cash.
  The Company incurred a foreign exchange adjustment of $1,055,000 compared to a foreign exchange gain of $2,325,000 in 2020. This was directly related to the Company holding significant USD cash balances and net assets in USD. USD was weaker at September 30, 2021 than at September 30, 2020.
  The Company recorded an unrealized loss of $5,477,000 (2020 - unrealized gain $4,414,000) related to the fair value changes of financial instruments including marketable securities. This is directly related to the softening of certain markets in 2021 compared to 2020 for the comparative period.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at September 30, 2021, the Company had working capital of $13,889,000 (December 31, 2020 - $68,995,000).  The Company has continuing royalty income including AMR payments that will vary depending on royalty ounces received, the price of gold, agreement milestones, and foreign exchange rates on foreign payments. The Company expects additional cash inflows from options outstanding, repayment of a loan, sale of investments, and recoveries from partners. Subsequent to September 30, 2021, the Company closed the first tranche of a private placement and issued 6,337,347 units at a price of $3.30 per common share for gross proceeds of $20,913,000.

In connection with the Caserones and SSR Royalty Portfolio acquisitions, EMX entered into 2 credit arrangements with Sprott and SSR Mining previously described for a total of US$51.8 million.  The Sprott facility was for US$44 million with a maturity date of July 31, 2022. The Sprott facility carries an annual interest rate of 7%, payable monthly and is secured by a general security agreement over certain assets of EMX. The VTB Note from SSR Mining was for US$7.85 million and bears interest at 10% per annum for the first 180 days and will increase to 13% per annum thereafter. The VTB Note has a maturity date of December 31, 2022, is unsecured, and subordinated to the Sprott Credit Facility.

Management believes that continuing cashflows including royalty income and related payments from existing and new agreements including the SSR Mining portfolio and Caserones, and the completed private placement are sufficient to meet the Company’s commitments including the servicing of the Sprott and VTB Loans.

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of its underlying assets and debt. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, seek additional debt, or return capital to shareholders.

Operating Activities

Cash used in operations was $11,408,000 for the nine months ended September 30, 2021 (2020 - $8,007,000) and represents expenditures primarily on royalty generation and general and administrative expense for both periods, offset by equity gain from investments in associated and royalty income received. Another significant component of cash used in operations is the increase in due diligence and project investigation related activities related to royalty generation and other prospective asset acquisitions.

Financing Activities

The total cash provided by financing activities during the nine months ended September 30, 2021 was $55,281,000 (2020 - $1,769,000) which related primarily to $52,933,000 received from the Sprott credit facility, as well as $1,557,000 (2020 - $Nil) in proceeds received from a private placement and $1,180,000 (2020 - $1,769,000) received from exercises of stock options.

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2021 was $49,389,000 compared to $8,375,000 for the comparative period.

Some of the significant cash investment activities during the nine months ended September 30, 2021 included:

  $46,983,000 (2020 - $Nil) relating to the purchase and acquisition of equity investments, including SLM California which holds the Caserones Royalty interest.
  $1,140,000 (2020 - $135,000) received from dividends and distributions, primarily from the Company's equity investment in SLM California.
  $2,389,000 (2020 - $Nil) issued as a loan receivable partially offset by $550,000 (2020 - $536,000) in proceeds received on loan repayments.
  Receipt of anniversary and option payments totalling $387,000 (2020 - $236,000) related to the Perry English and Frontline portfolios in Canada and the Superior West project in the US; and
  Net of proceeds received from sales, the net purchase of fair value through profit and loss investments of $1,129,000 (2020 - $2,000).

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
Revenue and other income	$1,504	$4,255	$1,298	$1,261
Project and royalty generation costs	(3,882)	(5,378)	(4,027)	(2,117)
Recoveries from partners	1,792	1,689	2,740	517
Project and royalty generation costs, net	(2,090)	(3,689)	(1,287)	(1,600)
Share-based payments	1,206	1,366	542	14
Net income (loss) for the period	(10,866)	(3,578)	(4,424)	(913)
Basic earnings (loss) per share	(0.13)	(0.04)	(0.05)	(0.01)
Diluted earnings (loss) per share	(0.13)	(0.04)	(0.05)	(0.01)

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019

Revenue and other income	$1,261	$2,350	$751	$1,383
Project and royalty generation costs	(5,838)	(4,765)	(2,117)	(4,324)
Recoveries from partners	3,374	1,721	517	3,106
Project and royalty generation costs, net	(2,464)	(3,044)	(1,600)	(1,218)
Share-based payments	14	1,448	78	223
Net income (loss) for the period	(913)	(3,281)	2,120	(1,900)
Basic earnings (loss) per share	(0.01)	(0.04)	0.03	(0.02)
Diluted earnings (loss) per share	(0.01)	(0.04)	0.02	(0.02)

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

For the period ended September 30, 2021	Salary and fees	Share-based Payments	Total
Management	$858	$1,141	$1,999
Outside directors *	427	901	1,328
Seabord Management Corp.**	156	-	156
Total	$1,441	$2,042	$3,483

For the period ended September 30, 2020	Salary and fees	Share-based Payments	Total
Management	$562	$746	$1,308
Outside directors *	201	448	649
Seabord Management Corp.**	277	-	277
Total	$1,040	$1,194	$2,234

* Starting June 2020 the directors fees paid to the Company's non-Executive Chairman have been replaced by monthly consulting fees of US$21. The change in fees is to reflect his increased role and involvement in the Company's investment activities.

** Seabord Management Corp. ("Seabord") is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company.

Included in accounts payable and accrued liabilities at September 30, 2021 is $4 (December 31, 2020 - $28) owed to key management personnel and other related parties.

In June 2021 the Company appointed Ms. Sunny Lowe and Mr. Henrik Lundin as non-executive independent directors.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the period

Please refer to the unaudited condensed consolidated financial statements for the nine months ended September 30, 2021 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the unaudited condensed consolidated financial statements for the nine months ended September 30, 2021 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the unaudited condensed consolidated financial statements for the nine months ended September 30, 2021 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the unaudited condensed consolidated financial statements for the nine months ended September 30, 2021 on www.sedar.com.

RISKS AND UNCERTAINTIES

The Company has identified the following risks and uncertainties which are consistent with those risks identified for the year ended December 31, 2020: The impact of the current Covid-19 pandemic may significantly impact the Company, Mineral Property Exploration Risks, Revenue and Royalty Risks, Financing and Share Price Fluctuation Risks, Foreign Countries and Political Risks, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Unknown Defects or Impairments in Our Royalty or Streaming Interests, Operators' Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations, Currency Risks, Exploration Funding Risk, Insured and Uninsured Risks, Environmental Risks and Hazards, Fluctuating Metal Prices, Extensive Governmental Regulation and Permitting Requirements Risks, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations and Internal Controls over Financial Reporting.

All of EMX's royalty properties and royalty generating operations are subject to the risk of emerging infectious diseases, including COVID-19, or the threat of outbreaks of viruses or other contagions through the mining operations and exploration properties to which EMX's royalty interests and potential royalty interests relate. In addition, EMX's own operations are exposed to infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on EMX, its business, results from operations and financial condition.

The COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. If the operation or development of one or more of the properties in which the Company holds a royalty, stream or other interest and from which it receives or expects to receive revenue is suspended, it may have an adverse impact on the Company's profitability, financial condition and the trading price of the Company's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company's profitability, results of operations, financial conditions and the trading price of the Company's securities. The Company continues to monitor the situation and the impact COVID-19 may have on its business.

For details on the above risks and uncertainties, please refer to the MD&A for the year ended December 31, 2020 on www.sedar.com.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under "Management's Report on Internal Control Over Financial Reporting," our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the period covered by this MD&A, management has made updates and improvements in application of existing internal controls, while also implementing new internal controls over financial reporting that may materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Initiatives

Management continues to consult an independent third-party Sarbanes-Oxley consultant to assist with our internal controls.  That consultant will continue to work with us to identify any weakness and further enhance our controls.  Any remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.

OUTSTANDING SHARE DATA

At November 10, 2021, the Company had 105,189,558 common shares issued and outstanding. There were also 7,123,500 stock options outstanding with expiry dates ranging from August 28, 2022 to September 8, 2026 and 3,316,755 warrants outstanding with an expiry dates ranging from November 7, 2022 to November 6, 2023.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

• the Company's ability to achieve production at any of its mineral properties;

• estimated capital costs, operating costs, production and economic returns;

• estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

• the Company's expected ability to develop adequate infrastructure at a reasonable cost;

• assumptions that all necessary permits and governmental approvals will be obtained;

• assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• the Company's expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and

• the Company's activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;

• uncertainty of estimates of capital costs, operating costs, production and economic returns;

• uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

• risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

• risks related to the Company's ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

• risks related to the third parties on which the Company depends for its exploration and development activities;

• dependence on cooperation of joint venture partners in exploration and development of properties;

• credit, liquidity, interest rate and currency risks;

• risks related to market events and general economic conditions;

• uncertainty related to inferred mineral resources;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• risks related to lack of adequate infrastructure;

• mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

• the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

• commodity price fluctuations;

• risks related to governmental regulation and permits, including environmental regulation;

• risks related to the need for reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;

• uncertainty related to title to the Company's mineral properties;

• uncertainty as to the outcome of potential litigation;

• risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

• increased competition in the mining industry;

• the Company's need to attract and retain qualified management and technical personnel;

• risks related to hedging arrangements or the lack thereof;

• uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

• risks related to the integration of potential new acquisitions into the Company's existing operations;

• risks related to unknown liabilities in connection with acquisitions;

• risks related to conflicts of interest of some of the directors of the Company;

• risks related to global climate change;

• risks related to adverse publicity from non-governmental organizations;

• risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

• uncertainty as to the Company's passive foreign investment company ("PFIC") status;

• uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

• uncertainty as to the Company's ability to maintain the adequacy of internal control over financial reporting; and

• risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 ("NI 43-101"), the U.S. Securities and Exchange Commission ("SEC") does not recognize these terms under Industry Guide 7. The Company notes that on October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments will more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standard. Registrants must comply with the new rules for the first fiscal year beginning on or after January 1, 2021.

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.